Exhibit 99.1

Navios South American Logistics Inc. Completes Exchange Offer for Its 9 1/4% Senior Notes Due 2019

PIRAEUS, GREECE — March 27, 2012 — Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) announced today that the Company and Navios Logistics Finance (US) Inc., its wholly owned finance subsidiary, closed its offer to exchange up to U.S. $200.0 million of its outstanding 9 1/4% senior notes due 2019 (the “Outstanding Notes”) for a like principal amount of its 9 1/4% senior notes due 2019 (the “Exchange Notes” and, together with the Outstanding Notes, the “Notes”) which have been registered under the Securities Act of 1933, as amended (the “Securities Act”). An aggregate of $191,622,000 in principal amount, or 95.81%, of the Outstanding Notes were tendered in the exchange offer, which expired at 5:00 p.m., New York City time, on March 23, 2012.

The Outstanding Notes that were not tendered have not been and will not be registered under the Securities Act and may not be offered or sold in the United States absent such registration or an applicable exemption from the registration requirements of the Securities Act.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities. The exchange offer was made only pursuant to a prospectus and the related letter of transmittal and only to such persons and in such jurisdictions as is permitted under applicable law.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. (“Navios Logistics”) is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminal, river barge and coastal cabotage operations.

Investor Relations Contact:

Navios South American Logistics Inc.

+1.212.906.8646

investors@navios-logistics.com